# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apnimed, Inc., CIK 0001745648
CUSIP: 03770Y107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 39 John F. Kennedy Street, 4th Floor, Cambridge, Massachusetts (MA), 02138
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001281721

## Reporting persons
- SHIONOGI & CO LTD: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 2,953,817; shared voting power 0; sole dispositive power 2,953,817; shared dispositive power 0; aggregate amount beneficially owned 2,953,817 (7.1% of the class)
  Comment: None.

## Item 1. Issuer
Name of issuer: Apnimed, Inc.
Address of issuer's principal executive offices: 39 John F. Kennedy Street, 4th Floor, Cambridge, Massachusetts 02138

## Item 2. Person Filing
Name of person filing: SHIONOGI & CO LTD
Address of principal business office or, if none, residence: Grand Green Osaka South Building Park Tower 26F, 5-54 Ofukacho, Kita-ku, Osaka, Japan 530-0011
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,953,817 shares of Common Stock
Percent of class: 7.10%. This percentage is calculated based on 41,630,779 shares of Common Stock issued and outstanding as of September 4, 2026, as reported by the issuer in its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2026, filed with the Securities and Exchange Commission on September 8, 2026.
Sole power to vote or to direct the vote: 2,953,817
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 2,953,817
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SHIONOGI & CO LTD: /s/ Isao Teshirogi, Isao Teshirogi, Ph.D. / Representative Director, President and CEO (11/04/2026)